[RadioShack Corporation Letterhead]
January 30, 2006
Via Facsimile, Federal Express and EDGAR
Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RE:	RadioShack Corporation Form 10-K for the Fiscal Yer Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended September 30, 2005 File No. 1-5571
Dear Mr. Moran:
RadioShack Corporation (the “Company”) has received your letter dated December 9, 2005, setting forth the Staff’s comments relating to certain aspects of the Company’s filings on Forms 10-K and 10-Q, referred to above. The Company’s response was developed after consultation with PricewaterhouseCoopers LLP, the Company’s independent auditor.
The following sets forth the Company’s response to your comments, labeled to coincide with the headings of your letter. To facilitate reference, the Staff’s comments have been inserted first in italics under the topic headings:
Form 10-K for the period ended December 31, 2004
Notes to the Financial Statements
Note 2 – Summary of Significant Accounting Policies
1.	We have read your revenue recognition policy with respect to commissions and residual payments received from wireless and satellite system operators. Tell us in more detail what guidance you have relied upon in support of your revenue

Mr. Michael Moran
January 30, 2006

recognition policy as it applies to these forms of revenue. Tell us whether you considered of EITF 00-21. Tell us in more detail how customer deactivations affect the amount of commission received at the time a new customer is activated.

Provide us with an explanation of the differences between the up-front commission and the residual commission and what services you provide to earn each of those revenues. Tell us how much you recorded in revenue related to the commissions received upon obtaining a new customer and residual revenue for each period presented.
Company Response:
The Company considers all the compensation received from its wireless and satellite system providers (“service providers”) to be related to the sale of the corresponding product, such as a wireless phone handset or a satellite receiver, and accounts for such revenue in accordance with SAB 104, Revenue Recognition. The Company respectfully notes that revenue earned from its sale of satellite receivers is immaterial to the Company’s consolidated net sales and operating revenues; consequently, the remainder of this response will address only the Company’s revenue recognition policy surrounding wireless phone handsets, and the Company undertakes to remove reference to satellite receivers from the revenue recognition policy in future filings.

Although both the up-front commission and the residual payments are distinct contractual elements with terms that are separately negotiated with each service provider, they must be considered in conjunction with the product sale, because the Company is required to deliver at the time of purchase by the customer an activated wireless phone handset in order to earn all the compensation.

The contractually agreed-upon revenue terms are unique for each service provider based on the Company’s business goals. These terms may consist solely of an up-front commission or a combination of an up-front commission and residual payments. The Company considers various factors in determining this structure, including the Company’s willingness to forgo a higher up-front commission for the opportunity to earn more revenue through residual payments.

The Company’s aggregate revenue from the sale of wireless phone handsets, up-front commissions and residual payments recognized in the years ended December 31, 2004, 2003 and 2002 was $1,636.0 million, $1,335.8 million, and $1,164.8 million, respectively.

Mr. Michael Moran
January 30, 2006

Applicability of EITF 00-21

Although both the up-front commission and the residual payments are distinct contractual elements with pricing terms that are separately negotiated with each service provider, the Company still considers the applicability of EITF 00-21, Revenue Arrangements with Multiple Deliverables, for each of its contracts. Based on the terms of its service provider contracts, however, the Company does not view these contracts as arrangements in which it performs multiple revenue-generating activities as provided within EITF 00-21. Instead, the Company provides a single deliverable for which it is compensated by different means. The Company’s sale of an activated wireless phone handset is the single event needed to meet the delivery criterion for the sale of the wireless phone handset, the up-front commission and the residual payments; therefore, there is not an undelivered element that requires further assessment under EITF 00-21. The timing of revenue recognition, however, differs between the up-front commissions and residual payments as explained below.

Up-Front Commissions

The up-front commission is a one-time payment that is earned whenever the Company sells an activated wireless phone handset to a customer. The sale of an activated wireless phone handset is achieved in a similar manner as the sale of any of the Company’s other products—the Company assists the customer in selecting the product that most appropriately meets his or her needs. Once the customer has selected his or her desired wireless phone handset, the activation of the product will simultaneously occur when the product is purchased at the point-of-sale.

If the customer deactivates the wireless service within a contractually-defined period of time (typically 30 to 90 days after purchase), the Company must return the up-front commission to the service provider. As provided within SAB 104, the Company’s policy for deactivation estimates is analogous to FAS 48, Revenue Recognition When Right of Return Exists. The Company has delivered millions of homogenous wireless activations to service providers over the past 10 years and, as such, maintains a comprehensive and updated history of all Company-specific deactivations for each service provider. Utilizing this data, the Company has been able to establish reliable deactivation estimates. The Company’s estimates have materially represented actual results, and a 10% difference in the Company’s deactivation estimate would result in an immaterial adjustment, as described in the Company’s “Critical Accounting Policies and Estimates” disclosure in its Annual Report on Form 10-K.

Based on the factors noted above, the Company recognizes revenue from up-front commissions, net of expected deactivations, at the time an activated wireless

Mr. Michael Moran
January 30, 2006

phone handset is sold, as specified by the following applicable SAB 104 “realizable” criteria:
1.	Persuasive evidence of an arrangement exists.

The Company and the service provider have entered into a signed exchange agreement, which faithfully represents the transaction.

2.	Delivery has occurred.

The Company has delivered an activated wireless phone handset as stipulated under the terms of the applicable agreement.

3.	The seller’s price to the buyer is fixed or determinable.

The up-front commission is a contractually fixed rate and, by analogy to FAS 48, the Company has the ability to reliably estimate deactivations.

4.	Collectibility is reasonably assured.

The Company assesses the ongoing financial stability and historical collectibility of its service providers to confirm that collectibility is reasonably assured. The Company will establish an uncollectible reserve, if required.
Residual Payments

As previously noted, the Company may receive residual payments in addition to an up-front commission for the sale and activation transaction. Residual payments received from the service providers represent ongoing consideration, based upon a contractually agreed percentage of revenue generated from a Company-sourced customer/subscriber. Residual payments generate revenue for the life of the customer subscription or for a shorter contractual period of time and are recognized on a monthly basis. Because residual payments represent an alternative arrangement to receiving a larger up-front commission, all of the revenue recognition criteria have been met at the same time that the up-front commission is earned, with the exception that the price is not yet determinable. The amount of residual payments to be received is directly related to the customers’ monthly continuation of their subscription and the amount of services purchased from the service provider; therefore, it is not recognized as revenue until each month has expired with the customer remaining as a subscriber of the service provider.

In response to the Staff’s comments, the Company undertakes to add greater specificity in the description of its revenue recognition approach regarding revenues received from wireless providers in future filings.

Mr. Michael Moran
January 30, 2006

Note 9 – Accrued Expenses and other Current Liabilities
2.	We note that you have recorded deferred gift card revenues. Tell us now, and in future filings disclose, your policies with regard to gift card breakage.
Company Response:
The Company records the full liability for gift cards at the date of issuance. Gift cards do not have a stated expiration date. The Company records breakage when the probability of redemption by the customer is considered remote based upon an analysis of historical Company-specific data. The total gift card breakage for each of the periods presented in the Company’s 2004 Form 10-K was less than $2.4 million, annually.

Due to the immateriality of the amounts recognized each period as a result of gift card breakage, the Company respectfully advises the Staff that it does not believe its accounting for gift cards constitutes a significant accounting policy. In the event that these amounts become material at a future date, the Company will undertake to provide appropriate disclosures in its filings at that time.
Note 24 – Product Sales Information
3.	It appears based upon your disclosures that revenues from the sales of services may exceed 10% of total revenues. Tell us what was your consideration of Regulation S-X Rule 5-03 with regard to the presentation of a separate line for revenues and cost of sales associated with services. In your response please address in detail which sales you associate with tangible products and sales that you associate with services.
Company Response:
Regarding the application of Regulation S-X Rule 5-03 to the Company’s income statement presentation, the Company has determined that service revenues accounted for less than 10% of its total revenues for the applicable periods. Because all of the Company’s other revenues were derived from the sale of tangible products, only one line was necessary for the proper reporting of total revenues.

The Company considers its service revenues to be those derived from the following types of transactions: (i) revenues from sales of wireless refills (which are a method for a wireless user to add additional time to his or her wireless device and not associated with the sale of a wireless phone handset), (ii) bill payment revenue (in which the Company acts as an agent for the payee), (iii) revenues from sales of extended service plans generated through the Company’s

Mr. Michael Moran
January 30, 2006

storefronts, (iv) revenues from its repair operations, and (v) revenues from sales of extended service plans through non-storefront channels (such as the Company’s call center). Transaction types (i) – (iii) are recorded within the “Service” platform category listed in Note 24 of the Company’s 2004 Form 10-K, because they are generated through the Company’s storefronts, while transaction types (iv) and (v) are recorded within the “Retail support operations, service plans, and other” platform category because they are generated through non-storefront channels.

All of the Company’s remaining revenues (which comprise approximately 93% of the Company’s total revenues) are derived from the sale of consumer electronics products. See the discussion of the Company’s net sales and operating revenues in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 15 of the Company’s Form 10-K for the year ended December 31, 2004 for information regarding the sources of these revenues, described on a platform basis.

4.	Tell us in more detail your consideration of reportable segments. We note that you have manufacturing operations, a wholesale channel, online sales, retail support operations provided to third parties, and service centers. While we presume that each of these revenues sources would provide less than 10% of total revenues, we note that in the absence of meeting certain aggregation criteria, it would be inappropriate to aggregate these operations with your primary retail operations if discreet financial information is produced for these businesses and this information is used by management to operate your company.
Company Response:
While the Company has certain components, such as those identified in the Staff’s comment above, that may serve more defined functional purposes, none of these components individually meet the “reportable segments” criteria within FAS 131, Disclosures about Segments of an Enterprise and Related Information, requiring separate, non-aggregated disclosure.

The Company relies on the guidance provided within FAS 131, paragraph 10, in determining the existence of its operating segments. This determination requires that the Company identify those components that earn revenues and incur expenses for which the Company has discrete financial information. This information is available for certain Company components and is reported in monthly or quarterly packages that are presented to the board and executive management. However, from an operating segments perspective, the Company considers only those components that its chief operating decision maker (“CODM”) regularly assesses for performance and uses to make resource

Mr. Michael Moran
January 30, 2006

allocation decisions, as described in paragraph 10(b) of FAS 131. The Company’s CODM is its Chief Executive Officer.

The assessment described above results in the identification by the Company of the components that meet the operating segment criteria. The Company notes that its primary operating segment, Company Stores, generates approximately 90% of total revenue. Any remaining operating segments and components are eligible for aggregation with Company Stores, because these segments share similar economic and operating characteristics as set forth in FAS 131, paragraph 17. Economic similarities are assessed based on historical and expected long-term financial performance, and the competitive, operating and financial risks associated with each operating segment.

In addition to sharing similar economic characteristics, each of the Company’s operating segments is similar in the following areas:
1.	The nature of the products and services.

The operating segments substantially offer the same core consumer electronics and wireless products or services, since a customer can utilize any of the operating segments to meet certain product needs.

2.	The nature of the production process.

All the products and services offered through the operating segments are sourced by a single corporate procurement function in a similar manner, typically from third party product vendors or service providers.

3.	The type or class of customer.

The type and class of customer for each operating segment are similar; the Company is not targeting a proprietary customer type through any one of its operating segments.

4.	The methods used to distribute products or services.

The distribution methods for the products and services are similar. The Company utilizes the same distribution centers for each operating segment, and the products and services are delivered to the consumer in a similar retail method.
Based on the information provided above, all the Company’s operating segments are aggregated into one reportable segment; therefore, no additional segment disclosures are required or deemed meaningful for inclusion within the Company’s financial statements.

Mr. Michael Moran
January 30, 2006

In closing, please be advised supplementally that the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Representatives of the Company will be readily available to discuss further with you the information provided in this letter. If you have any questions or comments regarding the above responses, please do not hesitate to call me at (817) 415-2223.
Sincerely,
/s/ David G. Barnes
David G. Barnes
Senior Vice President and
Chief Financial Officer

cc:	David J. Edmondson David P. Johnson David S. Goldberg, Esq. David M. Evans — PricewaterhouseCoopers LLP